EXHIBIT 21.1

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

Chart of Subsidiaries

Company	State of Incorporation
American Tire Distributors Holdings, Inc.	Delaware
American Tire Distributors, Inc.	Delaware
The Speed Merchant, Inc.	California
T.O. Haas Tire Company, Inc.	Nebraska
Homann Tire, Ltd.	Texas
6-H Homann, LLC	Texas